UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

19 October 2009

Pearson acquires A+RISE to expand
professional development services for teachers

Pearson, the international education and information company, today announces the acquisition of A+RISE, expanding its range of services to support the professional development of teachers.

A+RISE delivers practical and hands-on teaching strategies, training and consulting services for teachers who have English language learners (ELLs) in their classrooms. It provides online and face-to-face training and workshops alongside a searchable database of teaching materials. Founded in 2007, A+RISE had gross assets of less than $1m at the end of 2008.

This acquisition builds on Pearson's commitment to support the teaching and learning of English learners in the United States - a student population that has doubled in the past decade alone, and is expected to increase rapidly over the next ten years.

A+RISE will become part of Pearson's Teacher Education & Development Group, established in 2008 to support the professional development of teachers. Pearson's comprehensive range of services for teachers includes respected imprints and digital learning programs, such as Allyn & Bacon/Merrill and MyEducationLab; professional development programs in mathematics, literacy and English language learning; and teacher certification assessments for more than 20 states and the National Board for Professional Teacher Standards. Six out of ten teachers in the United States used Pearson content and services in their teacher preparation programs.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith         + 44 (0) 20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   19 October, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary